

Mail Stop 3561

December 21, 2006

Mr. Jon Carlson
Chief Executive Officer
National Healthcare Technology, Inc.
1660 Union Street, Suite 200
San Diego, CA 92101

> **Re:** **National Healthcare Technology, Inc.**
> **Response letter dated August 16, 2006**
> **Form 10-QSB for the Fiscal Period Ended June 30, 2006**
> **Form 10-QSB for the Fiscal Period Ended September 30, 2006**
> **Form 10-QSB/A1 for the Fiscal Period Ended September 30, 2005**
> **File No. 0-28911**

Dear Mr. Carlson:

We have reviewed your response letter dated August 16, 2006 and subsequent filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.

Form 10-KSB for the Fiscal Year ended December 31, 2005
Part II, Item 8A

1. Please refer to prior comments three and four of our letter dated July 27, 2006. We note that in the first paragraph of your proposed disclosure you state that "your conclusion to restate your Form 10-QSB for the quarter ended September 30, 2005 and Form 8-K/A filed January 24, 2006 resulted in affecting your assessments regarding your controls and that they were not effective as of the period ended December 31, 2005". However, your disclosure in the second proposed paragraph

appears to be inconsistent with this conclusion by stating that your officers have "concluded that your disclosure controls and procedures are effective at that reasonable assurance level as of the period covered by this report". Please revise your disclosures accordingly.

2. With respect to the disclosures proposed on page one of your August 16, 2006 letter, please revise as follows:

   - In line 8 revise the date to September 30, 2005.
   - In line 15 clarify the phrase "affecting your assessments"
   - In line 16 revise the date to December 31, 2005
   - In line 18 revise the date to July 19, 2005
   - In the second paragraph revise the fifth line to refer to the <u>end of</u> the period covered by the report.

3. The above comments regarding Controls and Procedures also apply to the company's Form 10-QSB/A1 for the quarter ended September 30, 2005 and the Form 10-QSB for the quarter ended March 31, 2006, as well as subsequent Exchange Act filings. Please revise your disclosures in each filing accordingly, stating clearly whether you believe that your disclosure controls and procedures were or were not effective at the end of each respective period.

<u>Financial Statements, page F-1</u>
<u>Note 5 – Equity Transactions, page F-13</u>

4. We have reviewed your responses to prior comments six and seven regarding your issuance of 1,800,000 warrants, as disclosed on page F-14. Please explain how the company's privately held status would impact the valuation of the warrants. Tell us the specific accounting literature that you considered in determining the appropriate accounting treatment for the warrants and how their fair value was determined to be zero, or revise as appropriate. We note that your disclosure on page F-14 regarding the use of the Black-Scholes model indicates the application of SFAS 123 to your warrant issuances. As discussed in footnote 1 to EITF 96-18, the use of the minimum value method (i.e. - zero volatility assumption) by nonpublic companies is not acceptable for awards made to non-employees. Please revise the financial statements and related disclosures accordingly.

Exhibits 31.1 and 31.2, Certifications

5. We continue to note multiple differences between the language of your
    certification, as proposed in your August 16, 2006 letter, and the language that is
    required by Item 601(b)(31) of Regulation S-B. Please revise your certification in
    each periodic report to provide the exact language required by Item 601(b)(31) of
    Regulation S-B. To the extent that additional disclosures are required to make the
    certification(s) accurate, provide such disclosures under Item 8A, with respect to
    annual reports on Form 10-KSB, or Part I, Item 3 with respect to quarterly reports
    on Form 10-QSB. Please revise your disclosures with respect to each periodic
    report accordingly.

Form 10-QSB for the Fiscal Period Ended March 31, 2006
Part I, Item 2
Management's Discussion and Analysis, page 3

6. We note that your response to prior comment 13 indicates that the warrants granted
    by the company to officers in April 2006 would have been expensed after six
    months, or in October 2006, but that no expense was recognized since these
    officers resigned in July 2006. Please explain in more detail why you believe this
    accounting treatment is consistent with the requirements of SFAS 123(R), which
    requires the fair value of awards to be measured at the date of grant and recognized
    over the requisite service period of the award, and for estimates of the expected
    forfeitures to be made at the date of grant and subsequently adjusted to the extent
    that actual forfeitures differ from the original estimates. Please clarify and revise
    the financial statements and related disclosures accordingly.

Forms 10-QSB for the Fiscal Periods Ended June 30, 2006 and September 30, 2006
Part I, Item 1, Financial Information

7. We note various issuances of stock during the financial statement periods. Please
    tell us whether each issuance was valued based on the undiscounted quoted market
    price of your common stock on the date of issuance. If not, please revise the
    financial statements accordingly, or tell us how you determined the fair value for
    each issuance and cite the specific accounting literature that you believe supports
    the use of a fair value measurement determined using other than undiscounted
    quoted market prices.

8. We note the line item "prepaid consulting". Please tell and revise your disclosures
    as appropriate to clarify the nature of the transactions that resulted in the

unamortized prepaid consulting at each balance sheet date. Based on your disclosures, it appears that such amounts relate to stock issued to consultants. Tell us whether the stock issued under each consulting agreement has any vesting provisions, and describe the nature of any future services required to be performed under each agreement to earn the rights to the shares issued. To the extent that no future services are required to be performed, it would appear that expense recognition at the date of issuance for the entire fair value of the shares issued would be appropriate. To the extent that future services are required and/or the shares are subject to vesting provisions, it would appear that fixed measurement date accounting would not be appropriate under EITF 96-18, and that the shares would be valued and charged to expense as the related services are performed. Please clarify and revise the financial statements and related disclosures accordingly.

1934 Act Reports

9. After considering the comments above, with respect to each Exchange Act periodic report beginning with the 10-QSB for the quarter ended September 30, 2005, please tell us whether you intend to amend the filing, describe the nature and extent of your anticipated revisions (e.g. – restatement or disclosure revisions), and the anticipated timing of such amendments. If you believe that no revisions are required, please tell us why you believe that our comments have been adequately addressed.

Closing Comments

As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

As previously noted, please provide the written representations of the company requested in the closing comments of our letter of July 27, 2006.

Please contact Maureen Bauer, Accountant at (202) 551-3237 or Carlton Tartar, Assistant Chief Accountant at (202) 551-3387 if you have questions regarding the comment. In this regard, please do not hesitate to contact the undersigned, who supervised the review of your filing.

Sincerely,

Tia Jenkins
Senior Assistant Chief
Accountant
Office of Emerging Growth
Companies